Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BuildClub, Inc.
530 Lytton Avenue, 2nd Floor
Palo Alto, CA 94301
https://www.buildclub.com/

Up to $5,000,000.00 in Series A Preferred Stock at $4.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: BuildClub, Inc.
Address: 530 Lytton Avenue, 2nd Floor, Palo Alto, CA 94301
State of Incorporation: DE
Date Incorporated: August 29, 2016

Terms:

Equity

Offering Minimum: $15,000.00 | 3,750 shares of Series A Preferred Stock
Offering Maximum: $5,000,000.00 | 1,250,000 shares of Series A Preferred Stock
Type of Security Offered: Series A Preferred Stock
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $492.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 5% off first order

Tier 2 Perk — Invest $1000+ and receive 10% off first order

Tier 3 Perk — Invest $5,000+ and receive 10% off first order + BuildClub swag

Tier 4 Perk — Invest $10,000+ and receive 15% off first order + BuildClub swag + 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive 20% off first order + Zoom call with founder + BuildClub swag + 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive 10% off all orders for 1 year + BuildClub swag + dinner with founder + 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

BuildClub will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $4 per share, you will receive 110 Preferred Shares, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Loyalty Bonus - Loyalty Bonus: Receive 10% bonus shares in BuildClub's current offering on StartEngine if you've (i) previously invested in this issuer, (ii) have previously purchased from BuildClub as a customer; or (iii) indicated interest by signing up to receive news regarding the offering on BuildClubs's domain (iiii) are a member of YPO. Note: Loyalty Bonus is awarded via investor email address and investors who qualify for this bonus in multiple ways will receive maximum 10% bonus shares from the Loyalty Bonus.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

We are an on-demand supplier of building materials and home improvement supplies, offering local delivery in just a few hours. We serve homeowners, small and large contractors and government buyers. We offer all supplies, from roofing and lumber, to plumbing and electrical at competitive prices.

Business Model

The company makes money via margin on items, delivery fees, and rebates from suppliers. Soon, we will also be making money via financing options and subscriptions.

Corporate Structure

BuildClub, Inc. was initially organized as Collar.Tech, Inc., a Delaware corporation on 8/29/2016. On 5/25/2018, the name was changed from Collar.Tech, Inc. to AI Motion, Inc. Then on 1/7/2021 the name was changed from AI Motion, Inc. to BuildClub, Inc.

BuildClub, Inc. wholly owns a subsidiary, GSC Development LLC. It serves as a buying company.

Intellectual Property

BuildClub Inc has one patent granted and five provisional patent applications filed. Stephen Forte, CEO, has a blanket intellectual property agreement signing all of his inventions to the corporation. The patent applications are for multiple technologies that are related to components of the business.

Competitors and Industry

Competitors

Our greatest competition is old behavior. The big box home improvement stores typically have terrible service, unreliable order fulfillment, bad communication and poor delivery Logistics. Local, regional, specialty and independent building materials supply sellers, typically have very limited catalogs and little to no online capability. They also usually do not have the digital billing, reporting or other technical capabilities found at the BuildClub.

We of course are also compete with the big box retailers Like Home Depot and Lowe's, in addition to all of the local and Regional Building Materials suppliers that have traditionally served the markets. Most are old school companies with paper-based transactions.

We have competition in the form of courier companies that can be scheduled to pick up from existing suppliers.

We have a competitor in Canada that has recently started operations in the Northeast United States. They are not much larger than us in sales, and recently raised $144m.

Source: https://app.dealroom.co/companies/renorun

Industry

Construction is a $250b industry. Within the industry, there is a $9b addressable "need it now" market. The Construction Industry has more than 680,000 employers with over 7 million employees and creates nearly $1.3 trillion worth of structures each year. There was over $600 billion dollars in authorized government spending for infrastructure, of which less than 2% has already been spent.

The industry is changing, and is starting to require a just-in-time inventory solution, similar to traditional manufacturing. In addition, one of the highest growth markets for construction is in prefab and modular components (https://www.marketsandmarkets.com/PressReleases/modular-construction.asp). This Factory-like manufacturing requires a much different and more sophisticated supply chain than the typical building materials industry can support. We believe the BuildClub meets this demand, and is currently serving several prefab customers.

Current Stage and Roadmap

Current Stage

We are currently in market with our product. We have completed 5,000 deliveries, including a total of 240,000 items. There are 49,000 Customers registered on site. We receive 250,000 - 400,000 visitors to site each month.

Future Roadmap

The BuildClub is making some new digital products that are going to shift its business focus. We will still be offering same day delivery Nationwide as we do today. In addition to offering the sale of building materials, the company is making a much deeper push into offering digital products. We believe in the long run, these digital products will create significant value in the business. We are developing a new type of search engine, that will not only allow customers to purchase from the BuildClub, but will also show a detailed list of other suppliers and their prices in any particular market. Therefore, customers have a greater choice and transparency in pricing and service available. In addition, we are developing multiple other tools to help contractors with their job. Some of the new digital products we are working on include:

Comprehensive data analytics to contractors. Showing them regional prices of materials, trends and other detailed information.

An API to other software providers, offering access to our extensive database of building materials products, their availability and prices. This is key for the construction estimating space, and would drastically increase the accuracy of third-party estimating software.

Offer a pro subscription, where contractors can receive notifications on special deals, discounts, price changes etc on items they follow

The ability for contractors to upload a bill of materials for their project, and receive a full digital quote back instantly

The ability for contractors to upload blueprints, and receive back a bill of materials to build the project, along with material pricing and availability.

The ability to get a bill of materials quote, with items sourced from multiple different vendors.

Though our delivery business will stay the same, the company's focus will be significantly more dedicated to our digital products, and consumer subscriptions, with less emphasis on our same day delivery business. In essence, we are repositioning ourselves as more of a software company, than a delivery company.... Our software and technology have always driven our ability to deliver, but we had not properly allocated emphasis to our technology and Innovations.

The Team

Officers and Directors

Name: Stephen Forte

Stephen Forte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Chief Executive Officer, and sole member of the Board of Directors
  Dates of Service: August, 2016 - Present
  Responsibilities: Stephen is leading the effort. He receives $120,000 in annual salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Series A Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Series A Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

BuildClub, Inc., was formed on August 29th, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. BuildClub, Inc., has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on The BuildClub or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on The BuildClub could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stephen Forte	6,000,000	Common Stock	54.44%

The Company's Securities

The Company has authorized Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,250,000 of Series A Preferred Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 9,239,207 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 242,500 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 757,500 shares to be issued pursuant to stock options issued.

Dividend Rights. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis among the holders of the Series A Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Series A Preferred Stock were converted at the then-effective Conversion Rate.

Series A Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

The amount outstanding of Preferred Stock does not include 1,582,472 shares issued pursuant to recent convertible debt conversions.

Dividend Rights. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis among the holders of the Series A Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Series A Preferred Stock were converted at the then-effective Conversion Rate.

Series A Liquidation Preference. In the event of any Deemed Liquidation Event, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any Distribution to the holders of the Common Stock, by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the Series A Liquidation Preference.

Conversion Rights. Holders of Series A Preferred Stock have certain conversion rights. See exhibit F for additional information.

What it means to be a minority holder

As a minority holder of Series A Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,060,600.00
  Number of Securities Sold: 2,239,207
  Use of proceeds: Operating capital, software development
  Date: November 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Software development, operations
  Date: March 30, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $775,000.00
  Use of proceeds: Software development, operations
  Date: May 07, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $550,000.00
  Use of proceeds: Software development, operations
  Date: May 09, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Software development, operations
  Date: August 11, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Software development, operations
  Date: September 28, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Software development, operations
  Date: October 25, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $150,000.00
  Use of proceeds: Software development, operations
  Date: October 18, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $75,000.00
  Use of proceeds: Software development, operations
  Date: October 24, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

2023 was a transitional year for the Company. The company has been transitioning its primary focus to the creation of software and digital tools for the building materials space. During the transition, the company has reduced its sales of materials in order to accommodate the shift of focus, and to reduce expenses. The company believes it will have greater margins, and Market valuation with its new focus on AI software tools in the industry. Thus sales have decreased from $2,954,868 in 2022 to $1,365,031 in 2023.

Cost of sales

The cost of sales in 2023 were $1,197,109 compared to $2,524,457 in 2022. The reduction was due to the significant reduction in sales.

Gross margins

Our gross margin for selling products was somewhat stable between 2022 and 2023 at around 16%. We expect our gross margins to significantly increase as we sell digital products, compared to the sale of hardware products ongoing in 2024 and beyond.

Expenses

In 2023 our loss was $1,553,085 compared to $2,306,600 in 2022. This is a 33% reduction and losses, as a result of the company scaling back operations and its direct material delivery business and driving more efficient operations. The Company further expects a significant reduction of losses in 2024, compared to 2023 due to the reduced operational cost of the direct delivery business impacting the full year.

Historical results and cash flows:

As a startup, the Company will need to continue to raise capital in the near future to fund its growth and operations. The Company has made some significant shifts in its use of cash over the last year. At the end of 2022, the company halted all direct delivery operations, choosing to outsource all delivery. This included the sale of all vehicles and other assets required when self-delivering. In addition, the Company is now focused primarily on developing and delivering digital products. Therefore, the company will not need to invest in hard assets, but will be continuing to invest in software development.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 26th, 2024, the Company has capital resources available in the form of $366,850 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds the Company will raise from its StartEngine campaign are critical for its growth. The Company has also raised over $4 million from individuals and institutional investors prior to the StartEngine campaign. The company may choose to raise additional Capital outside of the crowdfunding campaign if necessary

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The capital raised from the crowdfunding campaign is necessary to the viability of the company. That said, the Company also has other avenues to access capital, including high net worth individuals, venture capital, strategic and institutional investors.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company has reached its minimum and could operate for 6 months under the assumption that the Company does not raise capital from other channels.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum, they would have 24 months or more of runway.

With the current operating business model, if the Company raises the funding goal of $5 million, that should bring our Company to cash flow break even or profitability.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There are always other potential sources of capital, such as venture capital, angel investors, angel investment groups, foreign capital, strategic capital and debt.

Indebtedness

- Creditor: SBA
  Amount Owed: $45,852.00
  Interest Rate: 3.75%
  Maturity Date: January 01, 2050

Related Party Transactions

Valuation

Pre-Money Valuation: $36,956,828.00

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the below:

Market Growth & Trends

The housing, renovation and building Market has been strong the last few decades. Existing incumbents such as the Home

Depot and Lowe's, have seen their share prices double since 2020. In addition, consumers have become accustomed to the convenience of e-commerce products such as Amazon Prime. We believe our ability to bring innovation and convenience to such a large industry will make a significant impact.

<u>Comparable Competitor Companies</u>

We can certainly use the Canadian company as a benchmark. RenoRun had what our sources tell us an $800 valuation based off $30m trailing Revenue. Using their calculation, that would set our valuation at $80m. We then gave that valuation a discount for the markets as they have adjusted since February of 2022, and calculated the number of $37m after Consulting several advisors.

BuildClub is a very different business model than RenoRun, which we believe makes us more valuable and scalable. Although the companies may look similar by their service of delivering materials on demand, there are a few key differentiating points:

- RenoRun stocks material in their own warehouses. This makes the company very capital inefficient, and not much different from big box stores. BuildClub holds no inventory, but uses the city as its warehouse. There are many traditional suppliers with supplies throughout the city and BuildClub focuses its expertise on sourcing materials using AI and machine visions scanning 17m products per day to find the items needed at the best prices.

- RenoRun uses its own vehicles and staff to deliver material, a significant fixed cost to delivery. BuildClub used its own vehicles initially upon launch to learn the market but has since shifted to a 100% Outsource model. When using our own vehicles and staff, the average delivery cost to the company was $200... Outsourcing, our average cost is $60 and entirely variable and available nationwide allowing us to scale faster with less capital.

- RenoRun is based in Canada and in 2022 had over 500 employees in Montreal alone adding significant cost with expensive staff. BuildClub has much of its team outside of the US offering more affordable rates and because of our outsource model we do not need to add significant staff levels locally.

- BuildClub is a scalable digital-first company leveraging the latest AI technology and fleet outsourcing to reinvent the building materials supply chain.

<u>Management's Prior Achievements & Success</u>

The Company's founder has a long track record of success and experience in growing business in the B2B supply chain space. In addition, the Company has demonstrated compelling product/market fit as demonstrated in its market traction.

This pre-money valuation was calculated internally by the company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no convertible debt outstanding. In making this calculation, we have assumed:

(i) all outstanding options and warrants are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account 1,582,472 shares of preferred stock issued during this raise pursuant to recent convertible debt conversions.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  8.5%
  We plan to continue marketing our services through online and other methods as we open new markets throughout the U.S.

- Research & Development
  39.0%
  We are going to further develop our big data, AI/machine learning, data science, ecommerce website and mobile apps to be leaders in the industry

- Company Employment
  9.0%
  We plan to expand our back office operations and customer service teams to manage the growing sales and new markets.

- Operations
  19.0%
  We need to grow our operational capability as we expand to new markets in the U.S.

- Working Capital
  18.0%
  We plan to use a portion of the capital for working capital necessary as we have an increase in corporate accounts that will be purchasing on terms rather than paying immediately on credit card.

- StartEngine Service Fees
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.buildclub.com/ (BuildClub.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/buildclub

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BuildClub, Inc.

[See attached]

BuildClub, Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



5850 W 3rd St Ste E, #244, Los Angeles, CA 90036
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
BuildClub, Inc.
Calabasas, California

Opinion

We have audited the financial statements of BuildClub, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the balance sheet as of December 31, 2022 and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of BuildClub, Inc. as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

The Company's management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



5850 W 3rd St Ste E, #244, Los Angeles, CA 90036
www.setapartfinancial.com
213-814-2809

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 8, 2024
Los Angeles, California

BuildClub, Inc.
Balance Sheet

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	245,186	$	490,104
Acccounts Receivable, net		5,883		15,768
Inventory		-		900
Prepaids and Other Current Assets		25,811		15,023
Total current assets		**276,880**		**521,795**
Property and Equipment, net		-		64,259
Intangible Assets		333,406		386,314
Total assets	$	**610,286**	$	**972,368**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	59,666	$	20,380
Credit Cards		19,029		2,163
Current Portion of Loan		3,352		4,613
Shareholder Loan		-		382,547
Lease, current portion		-		15,679
Accrued Interest		11,706		22,956
Other Current Liabilities		25,422		128,169
Total current liabilities		**119,175**		**576,507**
SAFE(s)		-		75,000
Lease		-		53,571
Convertible Note		-		1,925,000
Long term debt less current maturities		42,500		44,167
Total liabilities	$	**161,675**	$	**2,674,245**
STOCKHOLDERS' EQUITY				
Common Stock	$	824	$	824
Preferred Stock		146		-
Equity Issuance Costs		(83,097)		-
Additional Paid In Capital		6,461,547		2,670,151
Retained earnings/(Accumulated Deficit)		(5,930,809)		(4,372,852)
Total Stockholders' Equity		**448,611**		**(1,701,877)**
Total Liabilities and Stockholders' Equity	$	**610,286**	$	**972,368**

See accompanying notes to financial statements.

BUILDCLUB, INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	1,365,031	$	2,954,868
Cost of Goods Sold		1,187,109		2,524,457
Gross Profit		177,922		430,411
Operating Expenses				
Personnel		312,379		873,686
Professional Services		241,059		213,713
General and Administrative		1,056,442		1,157,559
Sales and Marketing		106,243		512,871
Total Operating Expenses		1,716,123		2,757,829
Operating Income/(Loss)		(1,538,201)		(2,327,418)
Interest Expense		24,500		15,035
Other Loss/(Income)		(9,616)		(35,853)
Income/(Loss) Before Provision for Income Taxes		(1,553,085)		(2,306,600)
Provision/(Benefit) for Income Taxes		-		-
Net income/(Net Loss)	$	(1,553,085)	$	(2,306,600)

See accompanying notes to financial statements.

BUILDCLUB, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2023

(USD $ in Dollars, except per share data)	Common Stock		Preferred Stock		Equity Issuance Costs	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
Balance - December 31, 2021	8,239,207	$ 824	- $	-	$ -	$ 2,426,702	$ (2,066,252)	$ 361,274
Share-Based Compensation	-	-	-	-	-	243,449	-	243,449
Net Income/(loss)	-	-	-	-	-	-	(2,306,600)	(2,306,600)
Balance—December 31, 2022	8,239,207	$ 824	- $	-	$ -	$ 2,670,151	$ (4,372,852)	$ (1,701,877)
Issuance of Preferred Stock	-	-	393,595	39	(83,097)	786,797	-	703,739
Owner's Personal Expenses	-	-	-	-	-	-	(4,872)	(4,872)
Convertible Notes Conversion	-	-	1,049,597	105	-	2,226,829	-	2,226,934
SAFE Conversion	-	-	23,438	2	-	74,998	-	75,000
Shareholder Loan Conversion	-	-	-	-	-	382,547	-	382,547
Share-Based Compensation	-	-	-	-	-	320,225	-	320,225
Net Income/(loss)	-	-	-	-	-	-	(1,553,085)	(1,553,085)
Balance—December 31, 2023	8,239,207	$ 824	1,466,630	$ 146	$ (83,097)	$ 6,461,547	$ (5,930,809)	$ 448,611

See accompanying notes to financial statements.

BUILDCLUB, INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	(1,553,085)	$	(2,306,600)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		227,379		187,171
Depreciation of Property		5,564		106,808
Share Based Compensation		320,226		243,448
Changes in operating assets and liabilities:				
Accounts Receivable		9,885		(2,433)
Inventory		900		(900)
Prepaids and Other Current Assets		(10,788)		(723)
Due to Related Parties		-		(5,382)
Accounts Payable		39,286		(15,792)
Credit Cards		16,866		(20,659)
Other Current Liabilities		(113,997)		126,002
Net cash provided/(used) by operating activities		**(1,057,764)**		**(1,689,060)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Intangibles, net		(174,471)		(290,900)
Sale of Property and Equipment, net		53,822		112,829
Net cash provided/(used) in investing activities		**(120,649)**		**(178,071)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		703,739		-
Convertible Note Conversion		2,226,934		-
SAFE Note Conversion		75,000		-
Shareholder Loans Conversion		382,547		-
Proceeds from capital lease, net		(69,250)		(169,017)
Borrowing on SAFE		(75,000)		75,000
Borrowing on Convertible Notes		(1,925,000)		1,925,000
Borrowing on Loans		(2,928)		(1,220)
Borrowing on Shareholder Loans		(382,547)		(23,016)
Net cash provided/(used) by financing activities		**933,495**		**1,806,747**
Change in Cash		(244,918)		(60,383)
Cash—beginning of year		490,104		550,487
Cash—end of year	$	**245,186**	$	**490,104**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

BuildClub, Inc. ("the Company") was incorporated in the state of Delaware on August 29, 2016 want what is it you yeah. The financial statements of BuildClub, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Calabasas, California.

The Company was created to be a on-demand provider of building materials to contractors and homeowners in the United States. The Company was founded in Silicon Valley and is positioned to disrupt the building material supply chain by serving its customers faster, easier, and more effectively than traditional building materials suppliers by using AI, big data, and other technologies. Since its founding, the company has significantly shifted its efforts to providing digital solutions and products in the building material space. The company expects most of its revenue in the future to come from subscriptions and licensing of digital products.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 the Company's cash and cash equivalents did not exceed FDIC insured limits while as of December 31, 2022 the Company's cash and cash equivalents exceeded FDIC insured limits by $96,885.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances more than the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023, and December 31, 2022 the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Vehicles	5 years

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when it has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from sale of building materials.

Cost of sales

Costs of sales include hosting fees and other directly related expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $106,243 and $512,871, respectively, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

BuildClub, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 8, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets refer to prepaid expenses and security deposits, account receivables comprise trade receivables while account payables consist primarily of trade payables. Credit card liabilities refer to short-term liabilities towards the bank due to credit card usage while other current liabilities comprise primarily sales tax payable.

4.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Vehicles	$ -	$ 83,459
Property and Equipment, at Cost	**-**	**83,459**
Accumulated depreciation	-	(19,200)
Property and Equipment, Net	**$ -**	**$ 64,259**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $5,564 and $106,808, respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible assets consist of:

As of Year Ended December 31,	2023	2022
Internal-use software	$ 1,600,390	$ 1,425,919
Intangible Assets, at Cost	**1,600,390**	**1,425,919**
Accumulated amortization	(1,266,984)	(1,039,605)
Intangible Assets, net	**$ 333,406**	**$ 386,314**

Amortization expenses for intangible assets for the fiscal year ended December 31, 2023, and 2022 were in the amount of $227,379 and $187,171 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Amortization Expense
2024	$ 227,379
2025	106,027
2026	-
Total	**$ 333,406**

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares designated as common stock with a par value of $0.0001. As of both December 31, 2023, and December 31, 2022, 8,239,207 common shares have been issued and outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 shares designated as Series A preferred stock with a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 1,466,630 and 0 Series A preferred shares have been issued and outstanding, respectively.

7. SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,200,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Total share-based compensation expenses recognized in the statement of operations was as follows:

As of Year Ended December 31,	2023	2022
Cost of goods sold	$ -	$ -
General and administrative	320,226	243,448
Total share-based compensation	$ 320,226	$ 243,448

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023	2022
Expected life (years)	10.00	10.00
Risk-free interest rate	4.23%	4.23%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Remaining Contract Term
Outstanding at December 31, 2021	641,600	$ 0.98	9.58
Granted	300,000	$ 1.06	-
Exercised	-	$ -	-
Expired/Cancelled	(291,600)	$ (0.97)	-
Outstanding at December 31, 2022	650,000	$ 0.98	8.58
Exercisable Options at December 31, 2022	263,559	$ 0.98	8.58
Granted	391,250	$ 1.10	0%
Exercised	-	$ -	-
Expired/Cancelled	(10,000)	$ (1.10)	-
Outstanding at December 31, 2023	644,809	$ 0.98	7.58
Exercisable Options at December 31, 2023	617,176	$ 0.98	7.58

The unrecognized compensation expense calculated under the fair value method as of December 31, 2023 and was approximately $97,929.

8. DEBT

Loans

During the years presented, the Company entered into loans agreements. The details of the Company's loans and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 50,000	3.75%	Fiscal year 2020	5.22.2050	1,875	5,625	3,352	42,500	45,852	1,875	3,750	4,613	$ 44,167	48,780
Total	$ 50,000				$ 1,875	$ 5,625	$ 3,352	$ 42,500	$ 45,852	$ 1,875	$ 3,750	$ 4,613	$ 44,167	$ 48,780

The summary of the future maturities is as follows:

As of the Year Ended December 31, 2023	
2024	$3,352
2025	1,667
2026	1,667
2027	1,667
2028	1,667
Thereafter	35,833
Total	**$45,852**

Owner Loans

The Company entered into various loans with shareholders, resulting in a liability of $382,547 as of December 31, 2022. The loans do not accrue interest and are due on demand.

During 2023, the loans were converted into equity in full without any additional issuance of shares.

SAFE(s)

The summary of the Company's Simple Agreements for Future Equity ("SAFE") is as follows:

				As of year ended December 31,	
SAFE(s)	Borrowing period	Valuation Cap	Discount	2023	2022
2022 SAFE	Fiscal year 2022	-	80%	$ -	$ 75,000
Total SAFE(s)				**$ -**	**$ 75,000**

If there is an Equity Financing before the termination of the SAFE, on the initial closing of such Equity Financing, the SAFE will automatically convert into the number of shares of Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before the termination of the SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the SAFE) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

During 2023, the Company performed conversion of all outstanding SAFEs.

Convertible Note(s)

The following are the details of the convertible notes:

					For the Year Ended December 2023					For the Year Ended December 2023				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note - 2022	$ 1,925,000	1.00%	Fiscal year 2022	31.12.2024	22,625	-	-	-	-	15,160	13,125		$ 1,925,000	1,925,000
Total	$ 1,925,000				$ 22,625	$ -	$ -	$ -	$ -	$ 15,160	$ 13,125	$ -	$ 1,925,000	$ 1,925,000

The convertible notes are convertible into Preferred Shares at a conversion price. The conversion price is defined by the terms of each individual note. All convertible notes had an incentive feature of receiving a 20% valuation discount from the sale price of preferred shares. This would include accounting for any bonuses or other adjustments made in the public offering on StartEngine. Some of the notes included a valuation cap, meaning that the valuation of the business would be capped at a certain amount, and should the business share price be sold above the stipulated price, the note holder would be able to convert their shares at the lower amount.

During 2023, the Company performed conversion of all outstanding convertible notes.

9. CAPITAL LEASES

The Company entered into a capital lease agreement for certain equipment used in its operations. As of December 31, 2022, $83,459 in asset cost and $19,200 in accumulated depreciation is included in vehicles as a component of property and equipment—net in the accompanying balance sheet. A monthly interest of 4.99% has been used in determining the minimum lease payments. Total obligation as of December 31, 2022, amounted to $69,250. In 2023, the Company terminated all lease contracts and sold the assets.

10. RELATED PARTY TRANSACTIONS

The Company entered into various loans with shareholders, resulting in a liability of $382,547 as of December 31, 2022. The loans do not accrue interest and are due on demand.

During 2023, the loans were converted into equity in full without any additional issuance of shares.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (461,266)	$ (685,060)
Valuation Allowance	461,266	685,060
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (1,146,326)	$ (685,060)
Valuation Allowance	1,146,326	685,060
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,859,685. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

12. COMMITMENTS AND CONTINGENCIES

Operating leases

The Company has no long-term leases in place and all ease terms are on a on a short-term basis. Rent expenses were in the amount of $68,760 and $123,438 as of December 31, 2022, and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2023, and December 31, 2022.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through February 8, 2024, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The Company has a net operating loss of $1,553,085, an accumulated deficit of $5,930,809 an operating cash flow loss of $1,057,764 and liquid assets in cash of $245,186. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain enough additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF THE BUILDCLUB

Intelligent Material Sourcing for Contractors

In a sprawling $250B construction industry, inefficiencies plague contractors and homeowners alike. Enter BuildClub, your digital solution. In addition to offering same-day ...
Show more

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



THE BUILDCLUB
STEPHEN FORTE

INTELLIGENT MATERIAL SOURCING FOR CONTRACTORS

$1,207,139.22 Raised

OVERVIEW   ABOUT   TERMS   PRESS & UPDATES   REWARDS   DISCUSSION ›

REASONS TO INVEST

Since its inception in 2021, BuildClub has made waves in the market, showcasing growth and traction. BuildClub has proudly reported over $5m in sales, accumulated a loyal base of 72,000 registered users, delivered 270,000 items, and has up to same-day delivery, offering instant access to over 900,000 items.

While the U.S. construction sector stands as a formidable $250B industry, it remains on the brink of a technological renaissance. This is where BuildClub steps in. Poised to redefine the landscape, we are diligently working on trailblazing digital products. Our upcoming features aim to be industry game-changers, encompassing automated material quoting from a bill of materials or blueprints, and pioneering predictive analytics for material suppliers and contractors. At BuildClub, we're not just keeping pace with industry evolution; we believe we're spearheading it.

The BuildClub's CEO and founder, Stephen Forte, possesses a level of industry experience that is rare in the startup space. Throughout his career he has cultivated an extensive background in B2B supply chain logistics, mobile apps and software, with 15 awarded. Managing public and private companies with operations in 63 countries, Forte has executed exits from multiple tech enterprises, and led P&Ls from startups to over $1B.

Market information provided by (source)

Get Equity
$4.00 Per Share

RAISED ⓘ   INVESTORS
$1.20P 120.22 $24....
$492 $36.96M

THE PITCH

Imagine being able to find the lowest prices on building materials city wide with just a few clicks, or uploading your blueprints to get an instant quote for the materials? That's what BuildClub is all about. Offering same-day building materials delivery, the BuildClub is a technology company that uses big data and AI to create a metasearch capability for building materials and home improvement supplies. It scans 15 million products per day from hundreds of stores to find the lowest price offerings available, while displaying inventory details and last mile delivery quotes. Since its launch in 2021, BuildClub has booked over $5m in revenue, delivered 270,000 items and has over 72,000 registered users. The BuildClub has raised $4M in funding from over 40 CEOs in the construction, building materials, finance venture, and manufacturing sectors in addition to venture capital and a $5b construction company.




$5M	72,000⁺
REVENUE SINCE 2021	**REGISTERED USERS**

From roofing and lumber to plumbing and electrical materials, our AI algorithms aggregate the buying process — scanning



15M + **14** **225**

| PRODUCTS PER DAY | IN | CITIES | FROM | SUPPLIERS |



allowing us to find the best possible price and pass additional savings on to our customers.

AVERAGE TRANSACTION VALUE



MORE THAN 10x HIGHER — **$972**

$1,000
$500
$0

$85 — Home Depot
$96 — Lowes
$972 — BuildClub

Without using BuildClub's sourcing intelligence, customers may be paying way too much for materials, just by choosing the wrong store! BuildClub is opening up its material intelligence platform allowing customers to perform price discovery from other suppliers if they want to self-source and buy directly.

Sample Price Difference from a Home Improvement Store Between NY and NJ



Streamlined Sourcing and Delivery Research For Everything You Need To Build

The BuildClub was created to offer an intelligent tech-based sourcing solution for building materials and home improvement supplies. On our online platform, everyone from homeowners to contractors can skip the trip and have the best products at the lowest prices delivered directly, so they never have to waste time traveling off-site or shopping around for the best price.





THE BUILDCLUB
FINISH FASTER
We offer warehousing and last mile logistics making it easy for owners to purchase their own project materials and **save big bucks.**

From roofing and lumber to plumbing and electrical materials, our AI algorithms aggregate the buying process – scanning over 15M products per day in 14 cities, from 225 suppliers – allowing us to find the best possible price and pass additional savings on to our customers.



1 HOUR!

THE PROBLEM & OUR SOLUTION

Automate Material Research and Delivery For Maximum On-Site Efficiency

30%
OF CONTRACTOR'S TIME wasted on material acquisition, logistics and onsite movement
6
THE AVERAGE NUMBER of weekly supply runs by a typical subcontractor

Before The BuildClub, acquiring building materials was a cumbersome process involving visits to multiple stores, endless online searches, and calls to suppliers, compounded by limited swift delivery options. On job sites, contractors grappled with multiple quotes, managing supplier communications and sending expensive team members to pick up materials.



DAILY PRICE ADJUSTMENTS
BEST PURCHASING STRATEGY
THE BUILDCLUB
Top categories
Drywall
Plywood & Sheathing
Lumber & Composites
Fencing & Decking
Siding & Stone Veneer
Drywall Tape



BuildClub transforms this narrative. We introduce a streamlined, unified platform that not only identifies cost-effective suppliers but also integrates quotes from third-party delivery services for on-the-spot dispatches. Contractors now focus solely on their craft, while DIY enthusiasts enjoy uninterrupted project time, free from the hassles of sourcing materials. BuildClub's sophisticated algorithms curate and present optimal deals, tailored to individual project needs, both locally and nationally, marking the end of convoluted supply chains and ushering in an era of convenience, transparency and efficiency.



Product Pipeline

Our customers can choose to order from the BuildClub as a managed service, or use the BuildClub site for price discovery and order directly from other suppliers themselves. BuildClub is at the forefront of crafting a robust suite of digital offerings. As we strive to broaden our nationwide presence with the addition of hundreds of new stores in the coming months, we're also in the process of developing the following software functionalities:

- **Localized Material Estimations**: Contractors will be able to upload a bill of materials for a specific project. In return, they'll receive a comprehensive estimate, pinpointing the actual costs of the materials tailored to their zip code.
- **Blueprints to Quote:** By uploading a blueprint, contractors will not only get a detailed bill of materials but also the associated costs of each specific item.
- **Pro Subscription:** An exclusive feature for our premium members, offering advanced product and supplier search and analytics.
- **Smart Product Alerts:** Stay updated with notifications about changing material prices, exclusive deals, dwindling city inventory, and more.
- **Real-time API Integration:** Current market estimating tools for contractors often rely on generalized assumptions for product pricing. With our data feed, these tools can tap into real-time local material prices, ensuring accuracy for every zip code.
- **Insightful Data Analytics:** Catering to Wall Street analysts and competitive research, we're developing tools that shed light on market trends, material costs, and stock levels across both individual stores and entire cities.

And that's just the tip of the iceberg. We are relentlessly pushing boundaries to offer even more innovative solutions. Join us in this transformative journey!



Awards

Awards

The company has received multiple recognitions within our industry. In 2022 The BuildClub was chosen by Suffolk Construction – a $6B construction company – to be part of its BOOST program cohort, receiving an investment from Suffolk.

And in 2023, we were selected by Cemex Ventures as one of the top 50 ConTech startups ([source](#)).



THE MARKET & OUR TRACTION

Achieving Five-Star Success With $5M Revenue since 2021 and 70,000 registered customers

The BuildClub launched in March 2021 leveraging its data technology to build an ecommerce store with same-day delivery. In just two years, we sold $5m in building materials.

Wanting to hit hyper scale and recognizing the value of our data and technology, we have decided to focus deeper as a technology company. We have earned over 150 5-star Google customer reviews, and have over 70,000 registered users, attracting as many as 300K unique visitors each month.



This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.



WHY INVEST

We've Laid The Foundation For Future Growth, Now Come Build With Us!

Building on our own model for success and scaling our national footprint, The BuildClub will soon be expanding nationwide in 15 additional metropolitan markets, and we believe as our volume grows, so will our margins. With support from funding, next steps for the company include developing a subscription model, piloting enterprise offerings, and enhancing our platform's capabilities to include more customer-facing software tools.





Although The BuildClub has a coveted term sheet from a Silicon Valley venture firm, we want to partner with our customers, contractors, home owners and DIY pros and we're excited to have you be a part of our big plans. Become an investor with us today!



ABOUT

HEADQUARTERS
530 Lytton Avenue, 2nd Floor
Palo Alto, CA 94301

WEBSITE
View Site ↗

In a sprawling $250B construction industry, inefficiencies plague contractors and homeowners alike. Enter BuildClub, your digital solution. In addition to offering same-day delivery nationwide for building materials, our AI-powered platform eliminates the tedious search across multiple vendors, scanning 15 million items daily to find the best prices and quickest delivery options. Since our 2021 launch, we've amassed $5m in sales and 72,000+ registered users, and a vote of confidence—$4M funding from industry leaders and a top-tier $5b construction firm. Our experienced founder, with 15 patents and a rich tech lineage, stands as the driving force. BuildClub is pioneering the future of construction.

TEAM



Stephen Forte
Founder, Chief Executive Officer and Sole Director

Stephen is the Founder and CEO of The BuildClub, the leading on-demand building materials supplier.

Mr. Forte is an expert in mobile apps and software with 28 patents filed and 15 awarded. Mr. Forte has founded and had meaningful exits from multiple tech startups, has been CEO of public and private companies, managed operations in 63 countries, and led P&Ls from startups to over US$1 billion.





Pavel Kirakosyan
Director of Engineering

Pavel is a seasoned engineer manager over 7 years of experience in the field and overall 12 years in software development. Since then he was a part of different startups, managing and building development teams and products. The variety of products he built and managed gave him a key a to open the door of different technologies and ecosystems.





Andrew Barron
Operations Manager

Operations Manager at The BuildClub. As the Operations and Logistics Coordinator, Andrew plays a key role in ensuring that our day-to-day orders and deliveries run smoothly and efficiently. Dedicated to ensuring that our customers receive their products on time and in perfect condition.



Omar Dickens
Operations and Logistics Coordinator

As a Coordinator, Omar plays a key role in ensuring that our day-to-day orders and deliveries run smoothly and efficiently. He is edicated to ensuring that our customers not only receive their products on time and in perfect condition, but also have nothing short of an amazing and hassle-free experience









Adrian Trujillo
Customer Service Manager

Adrian is an experienced Sales and Customer Service Manager with 12 years of experience in the Customer Experience industry. I currently work for The BuildClub, a leading online marketplace for construction materials and tools.

He oversees all aspects of the sales process and to ensure excellent customer satisfaction. He is responsible for developing and implementing sales strategies, managing sales pipelines, and building strong relationships with customers.

Adrian is a results-driven individual with a proven track record of achieving and exceeding his goals working with our customers, suppliers, and internal teams.



Monica Portillo
Customer Service Manager

Monica is our friendly customer service representative who's passionate about helping people. She has extensive experience in providing excellent customer service and is known for her ability to build strong relationships with clients. Monica is committed to ensuring customer satisfaction for both English and Spanish-speaking folks and has a proven track record of resolving issues quickly and effectively. With her warm demeanor and strong communication skills, Monica is part of our Customer Service Team.





Carolina Reyes
Customer Service

Carolina has a decade of experience in customer service and logistics. She has worked complex Logistics solutions for large and small companies, and as expert at meeting customers needs.



Maksym Dicktor
Data Scientist / Python Developer

Full Stack Developer with over 10 years of experience in the field. He holds a Master's degree in Computer Engineering and has honed his craft with a wealth of experience and knowledge.

Maksim's expertise spans a wide range of areas, including Data Analytics, Relational Databases & Non-Relational Databases, Data Structure & Algorithms, Machine Learning/Deep Learning Algorithm, Linux, Big data, Caching mechanisms, Web Architecture, Python, JS, and PHP. He is well-versed in these technologies and has the ability to use them to create innovative and effective solutions.

Throughout his career, Maksim has worked on numerous projects that have allowed him to showcase his talents. He has developed software for a variety of industries, including healthcare, finance, and education. His ability to tackle complex challenges and deliver results has earned him a reputation as a skilled and reliable developer.

With his knowledge, skills, and passion, he has the potential to make a lasting impact on the field of data analytics and beyond.

Maksym works approximately 10-20 hours per week for BuildClub.



Lilit Sargsyan
Test Engineer

Lilit is a QA specialist with experience of 4 years in web and mobile applications. She is sure, that looking at the same product with many angels and different perspectives in details helps to find bugs and make the product user friendly, easy to use, and nice to look at.

Lilit works approximately 10-20 hours per week for BuildClub.





Artur Garbuzyan
Front end developer

Artur is a passionate JavaScript developer with 5+ years of experience.

Being a developer for him means getting excited when a program runs from scratch and performs its purpose, not being able to rest when there is a bug in the program, and acting to fix it, breathe the world of programming, learn new things, and admire this world over and over again.

Artur works approximately 10-20 hours per week for BuildClub.





Shahen Antonyan
Senior mobile engineer

Shahen is a seasoned mobile engineer around 10 years of experience in the field. His huge experience in mobile development, his self learning skills and ambitions to be always be up to date with current development stacks, makes him one of the best specialists in the field.

Shahen works approximately 10-20 hours per week for BuildClub.



TERMS

The BuildClub

Overview

PRICE PER SHARE	**VALUATION**
$4	$36.96M
DEADLINE ⓘ	**FUNDING GOAL** ⓘ
May. 13, 2024 at 11:59 PM PDT	$15k - $5M

Breakdown

MIN INVESTMENT ⓘ	**OFFERING TYPE**
$492	Equity
MAX INVESTMENT ⓘ	**ASSET TYPE**
$5,000,000	Preferred Stock
MIN NUMBER OF SHARES OFFERED	**SHARES OFFERED**
3,750	Series A Preferred Stock
MAX NUMBER OF SHARES OFFERED	
1,250,000	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive 5% off first order

Tier 2 Perk — Invest $1000+ and receive 10% off first order

Tier 3 Perk — Invest $5,000+ and receive 10% off first order + BuildClub swag

Tier 4 Perk — Invest $10,000+ and receive 15% off first order + BuildClub swag + 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive 20% off first order + Zoom call with founder + BuildClub swag + 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive 10% off all orders for 1 year + BuildClub swag + dinner with founder + 15% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

BuildClub will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $4 per share, you will receive 110 Preferred Shares, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Loyalty Bonus - Loyalty Bonus: Receive 10% bonus shares in BuildClub's current offering on StartEngine if you've (i) previously invested in this issuer, (ii) have previously purchased from BuildClub as a customer; or (iii) indicated interest by signing up to receive news regarding the offering on BuildClubs's domain (iiii) are a member of YPO. Note: Loyalty Bonus is awarded via investor email address and investors who qualify for this bonus in multiple ways will receive maximum 10% bonus shares from the Loyalty Bonus.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

PRESS

Digital Journal
BuildClub, the on-demand supplier of building materials Gears up for Launch in 15 Cities in 2023

[View Article]

Market Watch
BuildClub, the on-demand supplier of building materials Gears up for Launch in 15 Cities in 2023

[View Article]

ConstructionDive

BuildClub, the "Amazon Prime for Contractors" Gears up for adding 15 Cities in 2023

View Article

Show More Press

ALL UPDATES

03.02.24

The BuildClub partners with Google



We've got some HUGE news to share!

We've been hard at work on groundbreaking developments that are about to shake up the industry. We recently grabbed the attention of a tech giant... **Google!**

Currently, we are focusing on computer science, particularly artificial intelligence. We are harnessing the cutting-edge search capability of Google's Vertex AI. We're also gearing up for seamless third-party integration, with plans to optimize our systems for Google's platform.

With the support of our partners, we're setting our sights on even greater heights! The sky's the limit!

Stay tuned for more updates on **StartEngine.**

Warmly,
Stephen Forte

03.01.24

Introducing our game-changing browser plug-in!



We're so excited for the launch of our latest innovation...**The BuildClub PriceCheck Browser Extension!**

This little piece of software is about to change the game when it comes to sourcing construction materials. So, what will this plug-in do? Well, imagine this... you're browsing through Home Depot or Lowe's, looking for that perfect piece of plywood. With our plug-in installed, customers will get a friendly heads-up if that same item is available for a lower price elsewhere. We will initially support the Chrome browser with other following soon.

In fact, with just a few clicks, customers can compare prices across multiple retailers and even check inventory levels at a glance. No more endless tab-switching or driving from store to store – our plug-in will do all the hard work.

Invest in the future of construction sourcing today by supporting our mission on **StartEngine.** With your help, we can continue to make life easier for contractors and DIY enthusiasts everywhere.

Warmly,
Stephen Forte

02.26.24

Learn about our price discovery site!


THE BUILDCLUB
Price Discovery Site Beta Now Live

We're thrilled to announce the launch of our groundbreaking discovery site, an all-in-one platform that puts the power of price comparison and product availability at your fingertips. No more navigating through multiple retailer websites or driving from store to store for the best deal. Our new tool allows customers to compare goods, check inventory levels, and find the lowest prices.

Imagine having a single platform that acts as your personal Google Flights or Kayak for building materials. When customers search for a product, we show the lowest prices, closest locations, and even inventory levels.

Learn more about how this will redefine the way construction is supplied on StartEngine today!

Warmly,
Stephen Forte

02.14.24

Get on the waitlist before it's too late!


DON'T DELAY!
JOIN OUR STARTENGINE WAITLIST TODAY
Google Cloud
Microsoft for Startups

Ready to invest in the future of the construction industry?

BuildClub is leading the way with our innovative solutions in material sourcing and construction supply, and we want you to join us! Start your investor journey with us by signing up for our waitlist on StartEngine.

Here's why you should invest:

72,000 users, 270,000 items delivered.

User-friendly interface to access 900,000 items instantly.

Pioneering digital products with automated quoting and predictive analytics.

Plus, don't forget to check out our latest blog post for more insights and updates. **Click here to read now!**

Warmly,
Stephen Forte

02.07.24

Over 600 Investors Strong


JOIN 600+ INVESTORS WHO ARE BACKING THE BUILDCLUB ON STARTENGINE!
INVEST TODAY
0:00 / 0:05

Hello BuildClub Community!

Become part of the group of over 600 savvy investors who've already experienced the success of The BuildClub!

Join the transformation in construction with The BuildClub, where a user-friendly interface and a strong community of 72,000 registered users are reshaping the material sourcing landscape.

As the U.S. construction industry undergoes a technological renaissance, The BuildClub is at the forefront set to lead the way with cutting-edge digital products.

Be at the forefront of change and join our growing community of investors today on StartEngine!

Warmly,
Stephen Forte

02.01.24

Webinar Recap: Unveiling Next-Gen AI Technology


THE BUILDCLUB
WEBINAR
Unveiling Next-Gen AI Technology

I recently hosted a groundbreaking webinar, and if you didn't catch it live, we've got you covered with the recap.

Already, 600+ investors on StartEngine have joined the momentum, and we invite you to be part of this transformative journey.

Don't miss the chance to be ahead of the curve. Join us on StartEngine today and witness how BuildClub is pushing boundaries with its revolutionary approach to construction material sourcing!

Warmly,
Stephen Forte

01.29.24

Join before it's too late!



We've Raised the Max For Our Crowdfunding Campaign!

Join our investor waitlist to be notified when new opportunities arise.

BUILD A BETTER FUTURE



Thank you so much for your overwhelming support!

As we continue our mission to transform the construction industry, we want to share some great news and an exclusive opportunity with you.

Currently, our campaign is maxed out due to the overwhelming response... But there's still a chance for you to join our community. We've opened up a special Investor Waitlist on StartEngine, giving you a unique opportunity to secure your spot. The waitlist is filling up fast, and we encourage you to join now to ensure you're first in line.

By joining BuildClub, you're joining a groundbreaking venture changing the face of construction. Our cutting-edge approach to material sourcing, backed by a user base of 72,000 registered users, sets us apart from any other platform out there!

Don't miss your chance to be at the forefront of innovation. Join **The BuildClub Investor Waitlist** today!

Warmly,
Stephen Forte

01.22.24

Last Call! Tomorrow!



LIVE Q&A SESSION

Final Day to Secure Your Spot!

Unveiling Next-Gen AI Building Material Sourcing Technology

With CEO Stephen Forte

01/23/2024
Starts At 1:30PM PST

Hello BuildClub Community,

The countdown is on!

Just 24 hours left to grab your front-row seat at BuildClub's "Unveiling Next-Gen AI Technology" with me, CEO Stephen Forte, tomorrow, January 23rd, at 1:30 PM PST.

Get the inside scoop on the AI tech poised to revolutionize the construction industry. I'll explain why this tech is a game-changer and how it elevates your investment portfolio.

Don't miss this chance to be at the forefront of a tech revolution in construction.

Sign up today!

Warmly,
Stephen Forte

01.21.24

The BuildClubs Trailblazing Advancements



EXPLORE THE BUILDCLUB'S
TRAILBLAZING ADVANCEMENTS
IN CONSTRUCTION TECHNOLOGY
Modernizing the Building Materials Supply Chain
Empowering Contractors and Homeowners
Expanding Nationwide
INVEST TODAY
start engine

At The BuildClub, we're not just helping construct buildings – we're constructing the future. Our cutting-edge advancements are set to redefine how construction materials are sourced, supplied, and delivered. Let's delve into the innovation that's propelling us forward:

With our groundbreaking technology, we're streamlining the construction materials supply chain. Our platform uses the latest A.I. algorithms to source and deliver materials with unmatched efficiency, saving valuable time and resources.

We're putting the power back into the hands of builders of all skills and trades. Imagine having all the materials you need at your fingertips, with real-time stock updates and seamless ordering. No more driving from store to store – our platform empowers contractors and homeowners alike to access what they need, when they need it, all in one place.

The BuildClub's success story began in **California**, **Nevada**, and **Arizona**, where we've introduced our innovative model with resounding success. Now, we're on the verge of something even bigger – expanding into **15** additional metropolitan markets across the nation.

We're opening doors to an incredible investment opportunity. With your support, we can fuel our nationwide expansion and take The BuildClub's game-changing technology to every corner of the construction industry.

Invest in The BuildClub on StartEngine today! Let's build the future, one advancement at a time.

Warmly,

Stephen Forte

01.20.24

Join BuildClub's Exclusive AI Webinar!



ELEVATING CONSTRUCTION
Unveiling Next-Gen AI Technology



January 23rd at 1:30PM PST

REGISTER TODAY

Hello The BuildClub Community,

Mark your calendars!

Join us on **January 23rd, 1:30 PM PST**, for "Unveiling Next-Gen AI Technology," a live webinar hosted by our fearless CEO, Stephen Forte.

Be among the first to witness the game-changing technology that's got everyone talking! Gain a unique outlook on the challenges and opportunities that lie ahead in the construction industry.

Bring your burning questions. This is your chance to interact with Stephen and the team. We're here to make learning about tech a blast!

Secure your spot today!

Warmly,

The BuildClub

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into The BuildClub.

10%   **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Owner's Bonus

Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

Tier 1 Perk

Invest $500+ and receive 5% off first order

Select

$1,000

Tier 2 Perk

Invest $1000+ and receive 10% off first order

Select

$5,000

Tier 3 Perk

Invest $5,000+ and receive 10% off first order + BuildClub swag

Select

$10,000

Tier 4 Perk

Invest $10,000+ and receive 15% off first order + BuildClub swag + 5% bonus shares

Select

$25,000

Tier 5 Perk

Invest $25,000+ and receive 20% off first order + Zoom call with founder + BuildClub swag + 10% bonus shares

Select

$50,000

Tier 6 Perk

Invest $50,000+ and receive 10% off all orders for 1 year + BuildClub swag + dinner with founder + 15% bonus shares

Select

JOIN THE DISCUSSION

AD

What's on your mind?

0/2500

Post

GT
Garrick Thornton
a day ago

Please advise which communication channels you use for updates etc..

2 0

SF
Stephen Forte
The BuildClub • a day ago

Hi Garrick. We have just loaded a new cap table management service that is holding all of our digital ...
Show more

0

View 1 more reply

TW
Tom Wright
3 days ago

Hi Stephen,
...
Show more

1 0

SF
Stephen Forte
The BuildClub • 3 days ago

Hi Tom. Thanks for the note and your support! We've had a ton of interest. We also have 100+ people on the ...
Show more

0

BE
Bryce Ebeling
a month ago

I'm really confused about your actual revenue model.
...
Show more

1 0

SF
Stephen Forte
The BuildClub • a month ago

Hi Bryce. Historically, our revenue has been from the sale of products. We made our money on the gross ...
Show more

0

BA
Bryan Autullo
a month ago

I missed the deadline by a couple of days and am now on the waiting list. When will the next round open? ...
Show more

2 0

BA
Bryan Autullo
a month ago

After posting my question I saw your responses to similar questions. No need for a response. I'll jump onboard whe...
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0

View 1 more reply

IK
Irene Kane
a month ago

Congratulations! The webinar was excellent. I am planning to add an additional investment before you ...
Show more

1 0

SF
Stephen Forte
The BuildClub • a month ago

Webinar link: https://youtu.be/se-KBmz8228 Hi Irene.
Great to have you with us on the journey!

Great to have you with us on the journey.

↑ 0   🚩

AS **Adam Sampson**
a month ago

When you mention an extension of the round as a possibility, is this just extension of the date, or also ...
Show more

💬 1   ↑ 0   🚩

SF **Stephen Forte** ⊘
The BuildClub • a month ago

Hi Adam. We are hoping to increase the amount of the raise. But, nothing is guaranteed until it goes through ...
Show more

↑ 0   🚩

RK **Richard Koch**
a month ago

Can you characterize your contract vehicle e.g., CPFF, IDIQ? Are you working with a base's Civil Engineering ...
Show more

💬 1   ↑ 0   🚩

SF **Stephen Forte** ⊘
The BuildClub • a month ago

Thank you for your inquiry regarding our ongoing business with the government. I am pleased to inform ...
Show more

↑ 0   🚩

TW **Tom Wright**
2 months ago

Hi there,
...
Show more

💬 1   ↑ 0   🚩

SF **Stephen Forte** ⊘
The BuildClub • 2 months ago

Hi Tom. Thank you for reaching out and for your ongoing support. We've received a significant number of ...
Show more

↑ 1   🚩

GT **Garrick Thornton**
2 months ago

What is a Buildclub Swag?

💬 2   ↑ 0   🚩

SF **Stephen Forte** ⊘
The BuildClub • 2 months ago

Hi. Swag is BuildClub labeled items such as hats, shirts,

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

It's only been two years since launching the BuildClub, yet we've booked over 5 million dollars in sales and have over 70,000 registered users. I'm Stephen Forte, founder of the BuildClub.

BuildClub solves the problem of finding the best prices on building materials, which can be a daunting task for contractors and homeowners alike. We leverage AI and big data so you can find the lowest prices on building materials in your area with just a few clicks. We scan millions of products from hundreds of stores every day to find the best deals. And we don't just show you the stores with the best prices, we also show you inventory details and last-mile delivery options.

If you have ever used Google Flights or Kayak to find the best priced airline ticket, then you know what we do for building materials. We also offer a full service option where contractors and others use the BuildClub as their outsourced, sourcing department managing full procurement and offering same-day delivery.

Thousands of items from home improvement stores, even from the same company, can have a price difference of 10 to 300% or even more. Yet, historically there has been no easy way to comparison shop... especially for items like lumber, plywood and other bulk materials. The industry has deliberately made this difficult.... until now.

The small business contractors who make up 98 percent of the industry are leaving thousands of dollars on the table. Imagine a world where you can upload your bill of materials, or even a blueprint, and get back your material list priced out from multiple vendors in seconds. This is the world BuildClub is creating.

I've dedicated nearly three decades of my career to bringing high-tech to low-tech industries, and invested one million dollars of my own money to make the BuildClub the game changer in material sourcing. Saving our customers time and money is why we get out of bed in the morning, and this raise is our chance to partner with you.

We have big plans for our next stage of growth. We're planning on further expanding nationwide in the next several months by adding hundreds of new stores to our platform. We also plan to develop new features and services to make BuildClub even more valuable for our customers.

Join us in creating the future of shopping for construction and home improvement supplies. Become an investor in BuildClub today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE RESTATED CERTIFICATE OF "BUILDCLUB, INC.", FILED IN
THIS OFFICE ON THE FIFTH DAY OF FEBRUARY, A.D. 2024, AT 6:30
O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6100887 8100
SR# 20240368267

Authentication: 202744892
Date: 02-05-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

AMENDMENT
TO AMENDED AND RESTATED CERTIFICATE
OF INCORPORATION
for
BuildClub, Inc.,
a Delaware corporation

The undersigned, Stephen Forte, hereby certifies as follows:

1. He is the duly elected, qualified and acting Chief Executive Officer of BuildClub, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. Article IV of the Amended and Restated Certificate of Incorporation is hereby deleted in its entirety and replaced with the following:

> This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 20,000,000 shares. The total number of shares of common stock authorized to be issued is 15,000,000, par value $0.0001 per share (the "**Common Stock**"). The total number of shares of preferred stock authorized to be issued is 5,000,000, par value $0.0001 per share, all of which are designated "**Series A Preferred Stock**."

3. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this Corporation.

5. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6. Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, BuildClub, Inc., has caused this certificate to be signed by Stephen Forte, its Chief Executive Officer, on October 1, 2023.

By: ______________________
Stephen Forte, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:30 PM 02/05/2024
FILED 06:30 PM 02/05/2024
SR 20240368267 - File Number 6100887



Service Request# 20231612783

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

04-25-2023

8003931
STEPHEN FORTE
4300 PARK GRANADA
SUITE 202
BEVERLY HILLS, CA 91302

DESCRIPTION	AMOUNT
6100887 - BUILDCLUB, INC.	
0245E Restated Stock	
Amendment Fee	$30.00
Receiving/Indexing	$115.00
Surcharge Assessment-New Castle County	$6.00
Page Assessment-New Castle County	$72.00
Data Entry Fee	$5.00
Court Municipality Fee, Wilm.	$20.00
Expedite Fee, Two Hour	$500.00
TOTAL CHARGES	$748.00
TOTAL PAYMENTS	$748.00
BALANCE	$0.00

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:25 AM 04/25/2023
FILED 11:25 AM 04/25/2023
SR 20231612783 - File Number 6100887

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BUILDCLUB, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Buildclub, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), hereby certifies as follows:

A. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on August 30, 2016 as Collar.Tech Inc. All amendments to the Certificate of Incorporation reflected herein have been duly authorized and adopted by the Corporation's Board of Directors and stockholders in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

B. The text of the Amended and Restated Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

Article I

The name of the corporation is Buildclub, Inc. (the "**Corporation**").

Article II

The address of the registered office of the Corporation in the State of Delaware is 651 N. Broad St., Suite 201, City of Middletown, County of New Castle, 19709, and the name of its registered agent at such address is United States Corporation Agents, Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 12,160,000 shares. The total number of shares of common stock authorized to be issued is 10,700,000, par value $0.0001 per share (the "**Common Stock**"). The total number of shares of preferred stock authorized to be issued is 1,460,000, par value $0.0001 per share, all of which are designated "**Series A Preferred Stock**."

The relative rights, preferences, privileges and restrictions granted to or imposed upon the respective classes of the shares of capital stock or the holders thereof are as follows:

1. Definitions. For purposes of this ARTICLE IV, the following definitions shall apply:

(a) "**Conversion Price**" shall mean $4.00 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein, including, but not limited to, the adjustments set forth in Sections 3(d)-(f)).

(b) "**Deemed Liquidation Event**" shall be deemed to be occasioned by, or to include, (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Company held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a Deemed Liquidation Event pursuant to clause (i) or (ii) of the preceding sentence may be waived with respect to any series of Preferred Stock by the consent or vote of a majority of the outstanding shares of such series.

(c) "**Distribution**" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise (other than dividends on Common Stock payable in Common Stock, or other securities of the Corporation) or the purchase or redemption of shares of the Corporation by the Corporation or its subsidiaries for cash or property, including, but not limited to, in connection with a Deemed Liquidation Event, other than (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of capital stock of the Corporation in connection with the settlement of disputes with any shareholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the Board of Directors.

(d) "**Original Issue Price**" shall mean $4.00 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth herein, including, but not limited to, the adjustments set forth in Sections 3(d)-(f)).

(e)   "**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

(f)   "**Series A Liquidation Preference**" shall mean $1.00 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein, including, but not limited to, the adjustments set forth in Sections 3(d)-(f)).

2.   Liquidation Rights.

(a)   Series A Liquidation Preference. In the event of any Deemed Liquidation Event, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any Distribution to the holders of the Common Stock, by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the Series A Liquidation Preference. If upon a Deemed Liquidation Event, the assets of the Corporation legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 2(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 2(a).

(b)   Remaining Assets. After the payment or setting aside for payment to the holders of Series A Preferred Stock of the full amounts specified in Section 2(a) above, the entire remaining assets of the Corporation legally available for distribution shall be distributed *pro rata* to holders of Common Stock in proportion to the number of shares of Common Stock held by them.

(c)   Shares not Treated as Both Series A Preferred Stock and Common Stock in any Distribution. Shares of Series A Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first forgoing participation in the Distribution, or series of Distributions, as shares of Series A Preferred Stock.

(d)   Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to shareholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors.

3.   Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows:

(a)   Automatic Conversion. Each share of Series A Preferred Stock shall automatically be converted into a number of fully-paid, non-assessable shares of Common Stock as determined by dividing the Original Issue Price by the then effective Conversion Price for such share (the "**Conversion Rate**"): (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the

Securities Act of 1933, as amended (the "**Securities Act**"), covering the offer and sale of the Common Stock, or (ii) upon the receipt by the Corporation of a written consent for such conversion from the holders of a majority of the Series A Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii), are referred to herein as an "**Automatic Conversion Event**").

(b)   Voluntary Conversion. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Common Stock, at the then effective Conversion Rate.

(c)   Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Series A Preferred Stock held by each holder of Series A Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash.   Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a Liquidation, the conversion may, at the option of any holder tendering Series A Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Series A Preferred Stock shall not be deemed to have converted such Series A Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d)   Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(e)   Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of Series A Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series A Preferred Stock, the Original Issue Price and Liquidation Preference in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series A Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series A Preferred Stock, the

Original Issue Price and Liquidation Preference in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f) Adjustments for Reclassification, Exchange and Substitution. Subject to Section 2 above, if the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, the Series A Preferred Stock shall thereafter be convertible into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of Series A Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(g) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

4. Voting.

(a) Preferred Stock. Except as otherwise mandated by law, the holders of Series A Preferred Stock shall have no voting rights.

(b) Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

5. Dividend Rights. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a *pro rata, pari passu* basis among the holders of the Series A Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Series A Preferred Stock were converted at the then-effective Conversion Rate.

Article V

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article V shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article V shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article V becomes effective.

Any repeal or modification of the foregoing provisions of this Article V by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VI

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VII

The duration of the Corporation shall be perpetual.

Article XIII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article IX

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this First Amended and Restated Certificate of Incorporation, which amends and restates the Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, has been executed by its duly authorized Chief Executive Officer, as of January 15, 2023.



_____
Stephen Forte, Chief Executive Officer



Delaware Division of Corporations

Division of Corporations Survey
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